Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-272237

Sempra

Final Term Sheet

May 28, 2024

6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054

This issuer free writing prospectus relates only to the securities described below and should be read together with Sempra’s preliminary prospectus supplement dated May 28, 2024 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 26, 2023 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein. As described in the Preliminary Prospectus Supplement under “Description of the Notes,” the 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 (the “notes”) offered by the Preliminary Prospectus Supplement and the Prospectus constitute a further issuance of, and constitute a single series with, Sempra’s outstanding 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054, of which $600,000,000 aggregate principal amount was issued on March 14, 2024 and is outstanding as of the date of this issuer free writing prospectus.

Issuer:	Sempra (the “Company”)

Anticipated Ratings:[1]	Baa3 (stable) by Moody’s Investors Service, Inc. BBB- (stable) by S&P Global Ratings BBB- (stable) by Fitch Ratings, Inc.

Trade Date:	May 28, 2024

Settlement Date:	May 31, 2024 (T+3)

Securities Offered:	6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054

Aggregate Principal Amount Offered:	$500,000,000

Interest Rate:	The notes will bear interest (i) from and including March 14, 2024 to, but excluding, October 1, 2029 (the “First Reset Date”) at the rate of 6.875% per annum and (ii) from and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus Supplement) at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement) plus a spread of 2.789%, to be reset on each Reset Date (as defined in the Preliminary Prospectus Supplement).

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

For additional information and the definitions of the terms Reset Period, Five-year U.S. Treasury Rate, Reset Interest Determination Date and Reset Date, see “Description of the Notes—Interest Rate and Maturity” in the Preliminary Prospectus Supplement.

Interest Payment Dates:	April 1 and October 1 of each year, beginning on October 1, 2024 (each, an “interest payment date”) (subject to the Company’s right to defer interest payments as described under “Optional Interest Deferral” below).

Optional Interest Deferral:	So long as no event of default (as defined in the Preliminary Prospectus Supplement) with respect to the notes has occurred and is continuing, the Company may, at its option, defer interest payments on the notes, from time to time, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus Supplement) of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus Supplement) each, except that no such Optional Deferral Period may extend beyond the final maturity date of the notes or end on a day other than the day immediately preceding an interest payment date. No interest will be due or payable on the notes during any such Optional Deferral Period unless the Company elects, at its option, to redeem notes during such Optional Deferral Period, in which case accrued and unpaid interest to, but excluding, the redemption date will be due and payable on such redemption date only on the notes being redeemed, or unless the principal of and interest on the notes shall have been declared due and payable as the result of an event of default with respect to the notes, in which case all accrued and unpaid interest on the notes shall become due and payable. The Company may elect, at its option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the notes) and to shorten the length of any Optional Deferral Period. The Company cannot begin a new Optional Deferral Period until the

Company has paid all accrued and unpaid interest on the notes from any previous Optional Deferral Period. During any Optional Deferral Period, interest on the notes will continue to accrue at the then-applicable interest rate on the notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the notes). In addition, during any Optional Deferral Period, interest on the deferred interest will accrue at the then-applicable interest rate on the notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the notes), compounded semi-annually, to the extent permitted by applicable law.

For additional information and the definitions of the terms event of default, Optional Deferral Period and Interest Payment Period, see “Description of the Notes—Events of Default” and “Description of the Notes—Option to Defer Interest Payments” in the Preliminary Prospectus Supplement.

Maturity:	October 1, 2054

Price to Public:	99.044% of the principal amount, plus accrued interest from and including March 14, 2024 to, but excluding, the settlement date of the notes, totaling approximately $7,352,430.56 (assuming the settlement date is May 31, 2024). Such accrued interest must be paid by the purchasers of the notes offered by the Preliminary Prospectus Supplement and the Prospectus.

Proceeds to the Company:	Approximately $490.2 million, after deducting the underwriting discount but before deducting the estimated offering expenses payable by the Company, and excluding approximately $7,352,430.56 (assuming the settlement date of the notes is May 31, 2024) payable to the Company in respect of interest accrued on the notes offered by the Preliminary Prospectus Supplement and the Prospectus for the period from and including March 14, 2024 to, but excluding, the settlement date of the notes.

Optional Redemption Provisions:	The Company may redeem some or all of the notes, at its option, in whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date, at a redemption price in cash equal to 100% of the principal amount of the notes being redeemed, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

The Company may at its option redeem the notes, in whole but not in part, at any time following the occurrence and during the continuance of a Tax Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 100% of the principal amount of the notes, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to, but excluding, the redemption date.

The Company may at its option redeem the notes, in whole but not in part, at any time following the occurrence and during the continuance of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 102% of the principal amount of the notes, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to, but excluding, the redemption date.

For additional information and the definitions of the terms Tax Event and Rating Agency Event, see “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

CUSIP:	816851 BS7

ISIN:	US816851BS71

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC

Senior Co-Manager:	BBVA Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.